Delek US Holdings, Inc. 7102 Commerce Way Brentwood, TN 37027 615-771-6701
January 22, 2010
Via EDGAR and FedEx
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Delek US Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008 (Filed March 9, 2009)
Form 10-Q for the Period Ended September 30, 2009 (Filed November 6, 2009)
Form 10-Q for the Period Ended June 30, 2009 (Filed August 7, 2009)
Form 10-Q for the Period Ended March 31, 2009 (Filed May 11, 2009)
Definitive Proxy Statement on Schedule 14A (Filed April 3, 2009)
Form 8-K (Filed November 5, 2009)
File No. 1-32868
Dear Mr. Owings:
We have set forth below the response of Delek US Holdings, Inc. (the “Company”) to the comments contained in your letter to Mr. Ezra Uzi Yemin, Chief Executive Officer of the Company, dated December 15, 2009, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 9, 2009, Form 10-Q for the quarterly period ended September 30, 2009 filed on November 6, 2009, Form 10-Q for the quarterly period ended June 30, 2009 filed on August 7, 2009, Form 10-Q for the quarterly period ended March 31, 2009 filed on May 11, 2009, Definitive Proxy Statement on Schedule 14A filed on April 3, 2009, and Form 8-K filed on November 5, 2009. For your convenience, we have repeated the Staff’s comments below before our response.
Form 10-K for the Year Ended December 31, 2008
Risk Factors, page 15
1. We note your statement under the second risk factor on page 33 that your ability to receive dividends from your subsidiaries is restricted under the terms of your senior secured credit facilities. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X.
Response:
After reviewing the authority cited above, we confirm that we will include Schedule I with our Form 10-K for the fiscal year ended December 31, 2009, if applicable.
MAPCO • DELEK REFINING, LTD. • DELEK MARKETING & SUPPLY, LP • DELEK PIPELINE TEXAS, INC.

United States Securities and Exchange Commission
January 22, 2010

Item 6. Selected Financial Data, page 37
2. Please explain to us why the amounts as of December 31, 2008 for total current liabilities and total non-current liabilities shown in your Selected Financial Data do not agree to your Consolidated Balance Sheet on page F-4. Please ensure that in future filings all Selected Financial Data agrees with your financial statements.
Response:
The amounts reflected in the Consolidated Balance Sheet on page F-4 are the correct amounts. We will ensure that the Selected Financial Data in future filings agree with our financial statements.
Item 7. Management’s Discussion and Analysis of Financial condition and...., page 41
3. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request to expand the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) section in our reports on Forms 10-K and 10-Q.
• We note your discussions throughout your document, including in your Market Trends subsection on page 44, that your results of operations are significantly affected by the cost of commodities. Further, we note that you have recently experienced significant volatility in the energy markets, generally, and in the wholesale cost of fuel and natural gas, specifically. In this regard, we note your risk factor on page 16 indicating that your refinery in Tyler, Texas may not be able to withstand volatile market conditions. Therefore, in an appropriate location in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail the volatile energy markets, how this volatility has impacted your operations, whether you believe this volatility will continue going forward, how you believe any future volatility will impact future periods, and the steps you have taken already and the steps you will take going forward to deal with this volatility.
Response:
In addition to discussing the volatile energy markets in greater detail as you request in the Management’s Discussion and Analysis of Financial Condition (the “MD&A”) section of our filings, we will more fully define our risk factor pertaining to volatile market conditions and enhance our MD&A discussion of how volatile energy markets have impacted our business in future filings.

United States Securities and Exchange Commission
January 22, 2010

• In the last paragraph of your Market Trends subsection on page 44, you state that, as part of your overall business strategy, you determine whether to maintain, increase, or decrease inventory levels of crude or other intermediate feedstocks based on “the market and other factors.” Also, in the Marketing Segment Activity subsection on page 33 of your quarterly report on Form 10-Q for the period ended September 30, 2009, you state that inventories of refined products in central Texas rose to unusually high levels, as refined product volumes that are typically shipped by competitors to upper Midwestern markets remained in central Texas because summer demand in the outside markets declined below historical levels. Therefore, your sales and profit margins within the marketing segment were under pressure during the third quarter of 2009. Please discuss the “market and other factors” you examine in determining inventory levels. Further, please discuss in greater detail the reasons for the decline summer demand in the Midwestern markets causing the unusually high levels of inventories, whether you believe this trend will continue in future periods, the impact continued high inventory levels have on your operations, and the steps you are taking to address this situation, if any.
Response:
The language pertaining to “inventory levels of crude and other intermediate feedstocks” made on page 44 is related to our refining segment. When we speak of the “market and other factors” in future filings, we will better define the factors as the crude pricing market in the Gulf Coast region, the refined products market in the same region, the relationship between these two markets, our ability to obtain credit with crude vendors, and/or any other issues which impact the cost of crude and the pricing of products.
The discussion about the Midwest market in the third quarter of 2009 was related to our marketing segment. The Midwest market experienced a decline in summer demand related to lower summer vacation traffic due to the economic slowdown and lower commercial traffic due to reduced demand for consumer products. As this demand reduction increased Midwestern inventories, traditional suppliers to the Midwest marketed their products in West Texas instead thereby increasing our competition. We monitor our inventories in our marketing business to assess customer demand and we continue to competitively price to those customers.
• In your Risk Factors section on page 16, you state that several non-traditional retailers, such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the retail fuel business and that these non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. In an appropriate location in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss this trend in greater detail, including how it has impacted your operations, how you believe it will impact you in future periods, and the steps you are taking to address this situation going forward, if any.
Response:
Pursuant to Item 503(c) of Regulation S-K, we discuss the risk of increased competition from non-traditional retailers in Part I, Item 1A of our Form 10-K because we believe it is a factor that should be considered when investing in our securities. However, we do not currently have a means to reliably quantify any trends associated with this risk factor at either the Company or convenience store industry levels. In future filings, we will address this competition when its direct effect on our results can be identified and identify any steps we have taken (or are contemplating) to counter these non-traditional competitors.
• On page seven and elsewhere in this document and in your quarterly report on Form 10-Q for the period ended September 30, 2009, you mention your crude optimization capital projects. In your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss these capital projects in greater detail, including an explanation of the overall projects and their purpose, the status of the projects, and the timeframe in which you believe you will complete the projects.
Response:
In response to the Staff’s comment, we will discuss in greater detail the nature and status of our projects and their expected completion timeframe in the MD&A section of future filings.

United States Securities and Exchange Commission
January 22, 2010

Overview, page 42
4. In the last paragraph on page 42, you state that you compare your per barrel refining operating margin to certain industry benchmarks, specifically the U.S. Gulf Coast 5-3-2 crack spread. Further, you state that the “U.S. Gulf Coast 5-3-2 crack spread represents the differential between Platt’s quotations for 3/5 of a barrel of U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel), on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand.” In future filings, please revise this and other similar disclosure to eliminate your use of jargon or to explain the disclosure in more general terms.
Response:
In response to the Staff’s comment, in future filings we will better describe the industry terms that we use, such as:
•
“Gulf Coast Region” is a defined area by the U.S. Department of Energy in which prices for products have historically differed from prices in the other four regional Petroleum Administration for Defense Districts (“PADDs”), or areas of the country where refined products are produced and sold.

•
“Gulf Coast 5-3-2 Crack Spread” is a well established industry metric which is a simplified benchmark for refining margins that measures the difference between the price for light products and crude oil. This crack spread represents the approximate gross margin resulting from processing one barrel of a benchmark crude oil into three fifths of a barrel of gasoline, and two fifths of a barrel of high sulfur diesel. Given the location of the Tyler refinery in the Gulf Coast Region and the Tyler refinery’s historical production slate, management believes this is an appropriate operational benchmark by which to evaluate the refinery.

•	Products Regularly Priced in Independent Gulf Coast Region Markets:
•
“West Texas Intermediate Crude Oil (WTI)” is a light, sweet crude oil characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

•	“87 Octane Conventional Gasoline” is a grade of gasoline commonly marketed as Regular Unleaded at retail locations.
•
“No. 2 Oil” is a petroleum distillate that can be used as either a diesel fuel or a fuel oil. Diesel fuel is used in high speed diesel engines that are generally operated under uniform speed and load conditions, such as those in railroad locomotives, trucks, and automobiles. Fuel Oil (Heating Oil) is used in atomizing type burners for domestic heating or for moderate capacity commercial/industrial burner units. This is the standard by which other distillate products (such as ultra low sulfur diesel) are priced.

•	“U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline” and “U.S. Gulf Coast Pipeline No. 2 Oil” are the prices for which the products trade in the Gulf Coast Region.
•	“New York Mercantile Exchange (NYMEX)” is the commodities trading exchange located in New York City where contracts for the future delivery of petroleum products are bought and sold.
Results of Operations, page 45
5. Please tell us how you considered explaining the increase in the income statement line item gain on sale of assets.
Response:
The gain on sale of assets consisted of the sale of two retail fuel and convenience stores in the retail segment. The first occurred in the second quarter of 2008 and resulted in a gain of $2.9 million. The second occurred in the third quarter of 2008 and resulted in a gain of $4.0 million. These gains were reported in our quarterly filings for the periods in which they occurred. Our future annual reports will include a description of the transactions underlying this line item. We confirm that we will provide additional details of the asset sales to which the line item refers in our future reports on Form 10-K.

United States Securities and Exchange Commission
January 22, 2010

Operating Segments, page 47
Refining Segment, page 48
6. We note your inclusion of refining operating margin per barrel of sales, refining operating margin excluding intercompany marketing fees per barrel of sales, and direct cash operating expenses per barrel of sales. Please disclose in future filings how these measures are calculated as this may be unclear to your readers.
Response:
In response to the Staff’s comment, we propose to provide in future filings the following footnote to the line item “Per barrel of sales” in the table setting forth information concerning our refinery segment operations:
“Per barrel of sales” means the applicable line item (i.e, operating margin or operating expense) divided by total products sold during the period.
Item 9A. Controls and Procedures, page 63
Disclosure Controls and Procedures, page 63
7. You state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. However, you state only that management concluded that your disclosure controls and procedures were effective, without stating that they were effective at the reasonable assurance level. If true, please confirm for us, and disclose in future filings, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.
Response:
We confirm the following language to the Staff, and, in future filings agree to revise the second sentence in the second full paragraph under “Disclosure Controls and Procedures” of Item 9A of our Form 10-K to include the words “at a reasonable assurance level” as follows:
“Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

United States Securities and Exchange Commission
January 22, 2010

Item 15. Exhibits and Financial Statement Schedules, page 66
8. We note that you have incorporated by reference into your annual report as Exhibits 10.5 and 10.6 the Amended and Restated Credit Agreement, dated as of April 28, 2005, and the Amended and Restated Credit Agreement, dated as of May 2, 2005, which were filed as Exhibits 10.7 and 10.8, respectively, to your registration statement on Form S-1 that was filed on February 8, 2006. In the Table of Contents to those Credit Agreements, it appears that the agreements contain certain schedules and exhibits that you did not file with the Credit Agreements or elsewhere. Please file a current report on Form 8-K that includes the schedules and exhibits to the Credit Agreements or tell us why it is not appropriate for you to do so.
Response:
Your letter requests that we file (in their entirety) the schedules and exhibits to the agreements identified in our Form 10-K as Exhibits 10.5 through 10.5(i) and 10.6 through 10.6(f). The agreements identified as Exhibits 10.5 through 10.5(i) were superseded on December 10, 2009, when our wholly-owned subsidiary, MAPCO Express, Inc., executed a Second Amended and Restated Credit Agreement with Fifth Third Bank as administrative agent (the “Second Amended/Restated MAPCO Agreement”). The Second Amended/Restated MAPCO Agreement will be filed as an exhibit to our Form 10-K for the year ended December 31, 2009. The agreements identified as Exhibits 10.6 and 10.6(a) were superseded by the agreement identified as Exhibit 10.6(b). Given that the agreements identified as Exhibits 10.5 through 10.5(i), 10.6 and 10.6(a) have been superseded by later agreements, we do not believe that filing those agreements is appropriate at this time. In addition, for the reasons set forth below, we do not believe that filing the omitted schedules and exhibits to Exhibits 10.6(b) through 10.6(f) are material to an investors’ understanding of the agreements.
We believe most schedules and exhibits, such as forms of ancillary agreements, disclosure schedules, legal property descriptions, forms of compliance certificates and forms of legal opinions, are voluminous, costly to file and do not contain additional material information for investors beyond that which is already included in our public disclosures or the main body of the agreement. For example:
•
Exhibit 10.6(b) to our Form 10-K (Second Amended and Rested Credit Agreement dated as of October 13, 2006) contains 13 schedules and 13 exhibits. Schedule I (Applicable Margin and Applicable Percentage) and Schedule II (Commitment Amounts) were filed while the other eleven schedules and all exhibits (unexecuted forms of ancillary agreements, certificates and notices) were omitted; and

•
Exhibit 10.6(e) to our Form 10-K (Third Amendment dated as of February 13, 2009) includes Schedule I (Applicable Margin and Applicable Percentage) but omits the consent and reaffirmation of the affiliate guarantors and fourteen pages of lender signatures.

Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1
Consolidated Statements of Operations, page F-5
9. We note that you recorded an $11.2 million impairment of goodwill in 2008, and we read in Note 4 that this impairment relates to your 2007 acquisition of the Calfee fuel and convenience stores. With reference to Rule 5-03 of Regulation S-X, please explain to us how you determined it was appropriate to classify this impairment as a non-operating expense rather than including it within the subtotal “Operating Income.”
Response:
The impairment of the goodwill associated with the purchase of the Calfee stores was recorded after performing the annual test of goodwill value. We discussed this impairment in Notes 2, 4 and 9 of our Consolidated Financial Statements. We reviewed disclosures of similar events by other registrants and found that the presentation varies. We believe we complied with the requirements of the accounting literature as to disclosure of this event and the methods used to determine the intangible’s fair value (or lack thereof). We do not believe the literature requires categorization in the Statement of Operations and, while not specifically outlined in Rule 5-03, we understand that goodwill may be viewed as an operating expense. Therefore, in response to the Staff’s comment, we will reclassify this line item to be included in the calculation of operating income in our Form 10-K for the year ended December 31, 2009.

United States Securities and Exchange Commission
January 22, 2010

Note 2. Accounting Policies, page F-8
Inventory, page F-10
10. We note your disclosure that the cost of crude oil, refined product, and blendstock inventories in excess of market value are charged to cost of goods sold, and such charges are subject to reversal in subsequent periods if prices recover. We also note a similar disclosure in Note 6. Please explain this policy to us in more detail, providing an example of when you would record such an impairment and when you would reverse such an impairment, and tell us your basis in GAAP for the reversal of any write-downs. Please also quantify for us any losses that were reversed during the periods presented or during fiscal 2009, as contemplated in the first paragraph of Note 6.
Response:
The inventories you reference are all carried using the last-in, first-out (“LIFO”) valuation method. We have followed the guidance provided in ASC 330-10-599, specifically, in the AcSEC Task Force paper on LIFO Inventory Problems, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories” (AcSEC’s LIFO paper) dated November 30, 1984. This accounting policy has been disclosed and consistently applied.
Under the LIFO method, our inventories are typically carried at the original cost layer value (the “LIFO layer”) and any additional “market cost” which exceeds that LIFO layer cost is immediately expensed to cost of goods sold.
As a result of increased and steeper volatility surrounding commodities, there have been times when the market price for a commodity, as of balance sheet date, has been lower than our LIFO layer. In keeping with the requirement to report inventory at the lower of cost or market pricing, we reported these LIFO layers at the market price. This occurred at December 31, 2008 and our Form 10-K reported that we had recorded a pre-tax loss of $10.9 million because of market pricing dropping below our LIFO layer costs.
When market prices recovered in 2009 and rose above our LIFO layer, we restored the inventory value to reflect the original LIFO layer amount in accordance with Sections 6-24 through 6-37 of the AcSEC LIFO paper. In the quarter ended March 31, 2009, we recovered $4.8 million of the $10.9 million pre-tax loss. In the quarter ended June 30, 2009, we recovered an additional $5.2 million. However, in the quarter ended September 30, 2009, market prices dipped again and we reversed $1.0 million of the cost recovery. Therefore, for the nine months ended September 30, 2009, we recovered $9.0 million of the $10.9 million pre-tax loss taken at December 31, 2008. We believe that it is appropriate accounting under the LIFO method to restore the LIFO layer to its original cost value once market prices allow.
Note 3. Explosion and Fire at the Tyler, Texas Refinery, page F-18
11. Please explain to us how you accounted for the damage to your Tyler, Texas Refinery that occurred due to the explosion and fire that occurred on November 20, 2008. We note your statement that the fire caused damage to both your saturates gas plant and naphtha hydrotreater. Please quantify any losses recorded due to such damage and explain to us where they are included in your statement of operations. Please also explain in more detail how you have accounted for any insurance proceeds received or expected to be received.
Response:
The loss recognized on the damaged saturates gas plant and naphtha hydrotreater totaled approximately $0.1 million, and this loss was recognized as part of the gain on sale of assets line in our Statement of Operations versus being carved out separately or versus the line being labeled with (loss) or “net.”
In December, we accounted for insurance proceeds associated with inventory losses when the insurers committed to reimbursement and we had assurance of receipt (we received the monies the first week of January). This payment totaled $8.4 million. All other insurance proceeds associated with this incident have been recognized when we have received payments, as there has been no final commitment by the insurers to pay any amount in excess of the payments received.

United States Securities and Exchange Commission
January 22, 2010

Our Forms 10-Q for the first three quarterly periods of 2009 reported that we received $100.2 million of insurance proceeds. Of this amount, $64.1 million was classified as business interruption proceeds and $36.1 million was classified as property damage proceeds. Both amounts are broken out as separate line items in our Statement of Operations. Property damage proceeds are shown net of $11.4 million of expenses in the Statement of Operations and itemized by gross proceeds and expenses in the accompanying note.
In future filings, we will provide a more detailed description of line items that contain both gains and losses.
Note 21. Selected Quarterly Financial Data (Unaudited), page F-44
12. In future filings, please include a measure of gross profit as required by Item 302 of Regulation S-K or explain to us why you think this does not apply to you. In this regard, we note that you separately present cost of goods sold on the face of your statements of operations.
Response:
The manner in which we report our operational activity in the Statement of Operations is consistent with the method used by other registrants in both the refining and the convenience store industries. Since the filing of our Forms S-1 in 2006, we have consistently shown cost of commodities as cost of goods sold and the other operating costs without delineation for a gross margin subtotal. As you noted in a previous question, we discuss refining operating margin on a per barrel basis, but that calculation includes more than cost of goods sold.
In the refining business, the cost of the feedstocks (i.e., commodities) input to the refining process require transformation before yielding a product to sell. We believe this makes the processing cost integral to understanding the “cost” of the sale and believe this is why the industry does not strike a subtotal until operating income. The convenience store industry also recognizes operating income as the most important subtotal prior to a net income amount.
We believe our reporting format is comparable with our competitors and other registrants in the refining and convenience store industries. To place a gross margin amount in the selected Quarterly Financial Data would run counter to the industry’s measurements. For this reason, we believe it is an item that does not provide meaningful disclosure.
Form 10-Q for the Period Ended September 30, 2009
Note 7. Long-Term Obligations and Short-Term Note Payable, page 17
13. Please clarify for us the meaning of your disclosures that you believe you were in compliance with all covenant requirements of your various credit facilities, revolvers, and promissory notes at September 30, 2009. Your disclosure appears to suggest that your compliance may have been uncertain.
Response:
The covenant requirements of our various credit agreements require us to make many subjective determinations pertaining to our compliance thereto and exercise good faith judgment in determining our compliance. Given that debates pertaining to covenant compliance could arise subsequent to our disclosure, we believe a reasonable practice is to state that “we believe we are in compliance” as of the date of our disclosure. We have adopted this disclosure practice for all of our credit agreements, and we did not receive any lender notifications of potential non-compliance during the period in question.

United States Securities and Exchange Commission
January 22, 2010

14. We also note that you have amended many of your long-term obligations in the fourth quarter of 2008 and the first quarter of 2009, including changes to credit spreads and commitment fees. Please explain to us whether any of these changes was a substantial modification of terms and the accounting impact of each amendment.
Response:
None of the amendments cited above were substantial modifications to the original obligation or triggered the 10% change in present value which would require that we treat the amendment as an extinguishment of debt under the guidance in ASC 470-50-40. When we amended the IDB promissory note in the fourth quarter of 2008, the present value of the cash flows changed 4.8%. When we amended the MAPCO term loan in the first quarter of 2009, the present value of the cash flows changed 7.2%. During the same six month period, we amended three other non-revolver loans. However these amendments did not alter interest rate pricing or principal repayment schedules. There were minimal fees involved with these amendments and the cash flow effect of the fees was less than 0.5% in each instance.
Form 10-Q for Periods Ended September 30, 2009, June 30, 2009 and March 31, 2009
15. In the Evaluation of Disclosure Controls and Procedures section of each of these quarterly reports on Form 10-Q, you have provided only part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures are effective to provide reasonable assurance that the information you are required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. If true, please disclose in future filings and confirm for us that, at the end of each of the periods covered by these quarterly reports, your officers concluded that your disclosure controls and procedures are also effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).
Response:
We confirm the following language to the Staff, and, in future filings agree to add the language at the end of Part I, Item 4, (a) “Evaluation of Disclosure Controls and Procedures” of our Form 10-Q:
“. . . including, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.”

United States Securities and Exchange Commission
January 22, 2010

Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 13
16. We note that your board adopted a “written related party transactions policy” to “document the procedures pursuant to which related party transactions are reviewed, approved or ratified,” and that the policy “covers all transactions between [you] and any related party (including any transactions requiring disclosure under Item 404 of Regulation S-K), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.” Also, we note that, under this policy, a related party transaction may be consummated only if your audit committee or other group of disinterested directors reviews, ratifies, and approves the transaction and the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. In future filings, please revise your disclosure to describe this policy so that you discuss specifically the manner in which your audit committee or other group of disinterested directors reviews, ratifies, and approves a related party transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.
Response:
We propose to make the following disclosure in future filings:
“On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which “related party transactions” are reviewed, approved or ratified. Under SEC rules, a “related party transaction” means any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404 of Regulation S-K), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions. The Audit Committee is generally responsible for administering the policy. However, our policy permits the disinterested members of the Board of Directors to exercise the authority otherwise assigned to the Audit Committee. Additionally, any related party transaction in which any director is an interested party must be reviewed and approved by the full Board of Directors. A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.”
17. In this regard, in future filings, please discuss the circumstances under which your policy permits disinterested members of your board to exercise the authority otherwise assigned to the audit committee to review, ratify, and approve related party transactions.
Response:
The policy states that, in most instances, the Audit Committee is best suited to review and approve related party transactions that may arise within the Company. However, the policy does not prevent the disinterested members of the Board from exercising any authority otherwise assigned to the Audit Committee by the policy. In particular, the Board believes that any related party transaction in which any director is interested should be reviewed and approved by all disinterested members of the Board. We confirm that we will make this disclosure in future filings.
18. You state that any related party transaction in which any director is an interested party must be reviewed and approved by the full board. In future filings, please disclose whether the interested director reviews the transaction with the full board and is permitted to vote on whether to ratify or approve the transaction.
Response:
An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the Board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter. We confirm that we will make this disclosure in future filings.

United States Securities and Exchange Commission
January 22, 2010

19. In future filings, please disclose specifically whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained from unaffiliated third parties.
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request.
Executive Compensation, page 14
Compensation Discussion and Analysis, page 14
20. We note your discussion in the second paragraph on page 15 in which you state that you do not have a specific practice, policy, or formula regarding the allocation between long-term and currently paid out compensation or the allocation between cash and non-cash compensation. Instead, you state that, in making decisions with respect to the amount and type of compensation paid to your named executive officers, you consider “the individual’s performance, the company’s performance and competitive market information.” In addition to this disclosure, in future filings, please provide greater detail about how you determine the amount of each compensation element to pay and how you allocate between long-term and currently paid out compensation, between cash and non-cash compensation, and among different forms of non-cash compensation without a specific practice, policy, or formula. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request.
21. In future filings, please clarify whether your chief executive officer met with representatives of AON/Radford Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom AON works, if any.
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request.
Base Salaries, page 15
22. You state that your executives’ base salaries are not based upon specific measures of corporate performance, but are determined upon the recommendations of your chief executive officer, based upon his determination of each employee’s individual performance, position, responsibilities, and contributions to both your financial performance and ethical culture. Therefore, it appears that each executive’s salary determination is completely subjective. If true, please confirm and disclose in future filings that each executive’s salary determination is completely subjective. See Item 402(b)(2)(v) of Regulation S-K. If not true, in future filings, please disclose the objective financial results necessary to establish or adjust an executive’s base salary.
Response:
We propose to make the following disclosure in future filings:
“Our named executive officers will typically receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer, based upon his determination of each employee’s individual performance, position and increased responsibilities assumed, how much others at the Company are paid, and contributions to both our financial performance and ethical culture. Our chief executive officer has discretion as to how much weight to assign to these factors. Much of this subjectivity was eliminated in 2009 when the majority of our named executive officers executed employment contracts that establish the executive’s base salary. We generally seek to position base salary at or below the market median of the peer group.”

United States Securities and Exchange Commission
January 22, 2010

23. Further, in future filings please clarify the manner in which you use the metrics you discuss in this subsection, including individual performance, position, responsibilities, and contributions to your financial performance and ethical culture, in determining your named executive officers’ base salaries.
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request.
Annual Bonuses, page 16
24. You state that annual bonuses to your named executive officers are generally limited to the established annual bonus pool and are based on the executive’s “level of responsibility within the company and, to a lesser extent, the individual’s performance,” but you have no predetermined formulae, weighted factors, or specified list of criteria that is followed in setting bonuses. In this regard, you state that you awarded Ezra Uzi Yemin an annual cash bonus of $400,000 “in recognition for his service to [you] since his last bonus payment in the third quarter of 2007” and you awarded annual cash bonuses to Edward Morgan, Frederec Green, Lynwood Gregory, and Assaf Ginzburg that equaled approximately 25.6%, 24.4%, 17.1%, and 27.8%, respectively, of their base salaries. In future filings, please disclose the service provided to you by Mr. Yemin since his last bonus award that you believe justified his $400,000 annual bonus award. Also, in future filings, please disclose the reasons for awarding Messrs. Morgan, Green, Gregory, and Ginzburg annual bonuses and the reasons you decided to award those specific bonus amounts to each executive. For example, please discuss the reasons that you awarded Mr. Morgan an annual bonus that equaled 25.6% of his base salary but awarded Mr. Gregory an annual bonus that equaled only 17.1% of his base salary.
Response:
We confirm that we will provide disclosure in future filings to comply with the Staff’s request.
Long-Term Incentives, page 17
25. We note your discussions regarding your stock option grant practices. In future filings, please clarify whether you have formalized any procedures regarding grants of stock options. If so, please discuss those procedures. If not, please disclose that you do not have any formalized stock option grant procedures.
Response:
We discuss the limited delegation of authority to our chief executive officer, general counsel and vice president of human resources to grant certain non-qualified options to purchase common stock, as well as the predetermined quarterly grant dates upon which this authority must be exercised, on page 12 of the Proxy Statement.
Grants of equity awards by these officials are confirmed by a contemporaneous written memorandum executed by management and maintained by the Secretary in the records of the Compensation Committee. Grants of stock options in excess of the authority delegated to management are generally reserved for executive employees and are typically made by the Compensation Committee or Board of Directors in connection with the hiring or promotion of an executive employee.
Grants that are not made on a predetermined quarterly grant date are usually tied to independent triggering events (such as the commencement of employment) and subject to waiting periods between the decision to grant and the grant date.

United States Securities and Exchange Commission
January 22, 2010

Potential Payments Upon Termination or Change-in-Control, page 24
26. In future filings, please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided in each circumstance, rather than describing the amounts as a “benefit equal to one and half times Mr. Yemin’s salary,” “at least three months salary,” or “three months of base pay.” See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j) of Regulation S-K.
Response:
We interpret Item 402(j)(2) of Regulation S-K (and Instruction 1 thereto) to require quantification of the potential payments based upon an assumed termination on the last day of our last completed fiscal year. This disclosure is provided on page 24 for Mr. Yemin and page 25 for Messrs. Morgan, Green and Ginzburg.
27. It appears that you have quantified the value of the lump sum amounts payable to each named executive upon termination. However, in future filings, for ease of understanding, please present the information in this section in a tabular format. See Item 402(j)(2) of Regulation S-K.
Response:
We confirm that we will present this information in tabular format in future filings to comply with the Staff’s request.
Form 8-K
28. We note that the press release furnished under Item 2.02 of this Form 8-K contains the non-GAAP measures adjusted pre-tax income from continuing operations, adjusted net income from continuing operations, and corresponding per share amounts. We also note that you have shown numerical reconciliations from these adjusted amounts to the corresponding unadjusted GAAP amounts. However, it is unclear to us how you considered the disclosure requirements of Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K and confirm that you will provide these disclosures in future filings.
Response:
We confirm that we will provide the disclosures required by Instruction 2 to Item 2.02 of Form 8-K in future filings to comply with the Staff’s request.

United States Securities and Exchange Commission
January 22, 2010

Conclusion
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact me at (615) 224-1159 or our General Counsel, Kent B. Thomas, at (615) 224-2281. Thank you for your cooperation and attention to this matter.

Sincerely, Delek US Holdings, Inc.
By:	/s/ Mark B. Cox
Mark B. Cox
	Title:	Executive Vice President / Chief Financial Officer

cc:
Lisa Sellars, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
John Fieldsend, Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Kent B. Thomas, Delek US Holdings, Inc.
Merrill Kraines, Fulbright & Jaworski L.L.P.